FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of March 2011
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9700
Fax +27 11 562-9838
www.goldfields.co.za

Enquiries

Investor Enquiries

Willie Jacobsz
Tel +508 839-1188
Mobile +857 241-7127
email Willie.Jacobsz@gfexpl.com

Nikki Catrakilis-Wagner
Tel +27 11 562-9706
Mobile +27 (0) 83 309-6720
email Nikki.Catrakilis-Wagner@goldfields.co.za

Media Enquiries

Sven Lunsche
Tel +27 11 562-9763
Mobile +27 (0) 83 260-9279
email Sven.Lunsche@goldfields.co.za

M E D I A   R E L E A S E

GOLD FIELDS MINERAL RESOURCE AND RESERVE STATEMENT FOR THE SIX MONTHS PERIOD ENDED 31 DECEMBER 2010

Johannesburg, 29 March 2011. Gold Fields Limited ("Gold Fields") (NYSE, JSE, DIFX: GFI) will release its detailed Mineral Resource and Reserve Statement on Thursday, 14 April 2011.

Management will host a presentation at the time and venue listed below.

Date:	*Thursday, 14 April 2011*
Time:	*11:00*
Venue:	*Gold Fields Corporate Office* *150 Helen Road, Sandown, Sandton*
RSVP:	*Kindly confirm attendance with Francie Whitley at:* *tel: +27 11 562-9712 or* *email: franciew@goldfields.co.za*

A delayed audio file will be available on the Gold Fields website www.goldfields.co.za after the presentation.

ends

Notes to editors

About Gold Fields
Gold Fields is the world's fourth largest gold producer with attributable production of 3.6 million gold equivalent ounces per annum from nine operating mines in Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects at various stages of development. Gold Fields has total attributable gold equivalent Mineral Reserves of 77 million ounces and Mineral Resources of 225 million ounces. Gold Fields is listed on the JSE Limited (primary listing), the New York Stock Exchange (NYSE), the NASDAQ Dubai Limited, the Euronext in Brussels (NYX) and the Swiss Exchange (SWX).

Sponsor: J.P. Morgan Equities Limited

Directors: M A Ramphele (Chair), N J Holland†** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah#, C A Carolus, R Dañino*, A R Hill≠, R P Menell, M S Moloko, D N Murray, D M J Ncube, R L Pennant-Rea†, C I von Christierson, G M Wilson
†British, ≠Canadian, #Ghanaian, *Peruvian, ** Executive Director
Corporate Secretary: C Farrel

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 29 March 2011

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs